WRITER'S DIRECT DIAL
(202) 661-7150

November 15, 2011

Via Edgar

U.S. Securities and Exchange Commission Division of Corporation Finance One Station Place 100 F Street, N.E. Washington, D.C. 20549 Attention: Loan Lauren P. Nguyen
Special Counsel

Re:	Euroseas Ltd. Amendment No. 1 to Registration Statement on Form F-3 File No. 333-177014

Dear Ms. Nguyen:

Reference is made to the registration statement on Form F-3 (File No. 333-177014) of Euroseas Ltd. (the "Company") that was filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR on September 27, 2011 (the "Registration Statement").  By letter dated October 24, 2011 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff's comments included in the Comment Letter, the Company has amended the Registration Statement and filed Amendment No. 1 to the Registration Statement on November 15, 2011 (the "Amended Registration Statement").  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

1.
Please provide us your analysis as to why you are eligible to register this transaction on Form F-3.  As part of your analysis, please explain, as applicable, why any significant shareholders should not be considered affiliates for the purpose of General Instruction I.B.1 on Form F-3.  We note for example that page 73 of the Form 20-F filed on May 27, 2011 lists beneficial ownership held by all directors and officers and 5% owners as 49.4% of voting stock as of May 25, 2011.

U.S. Securities and Exchange Commission
November 15, 2011

The Company respectfully advises the Staff that as of the date of the filing of the Registration Statement and the Amended Registration Statement, the Company met, and meets, the "Registrant Requirements" of General Instruction I.A of Form F-3.

With respect to securities registered under the Registration Statement, as amended, and to be offered by the Company, the Company respectfully advises the Staff that as of the date of the filing of the Registration Statement, the Company had outstanding 31,084,711 shares of common stock, of which 19,909,502 were held by non-affiliates and 11,175,209 were held by affiliates.  Based on the closing price of the Company's common stock on August 3 of $3.98 per share, the aggregate market value of common stock held by non-affiliates of the Company was $79.24 million, meaning that the Company met the float test of General Instruction I.B.1 of Form F-3.

The number of shares held by affiliates is the sum of the following: 10,833,009 shares held by Friends Investment Company Inc. ("Friends"), and 342,200 shares held by officers and directors of the Company (other than shares held indirectly through Friends by virtue of any such officer's or director's ownership in Friends), for a total number of shares held by affiliates of 11,175,209.   The Company has determined that Friends and the aforementioned officers and directors are affiliates of the Company, as defined in Rule 405 under the Securities Act of 1933, as amended ("Rule 405").  The remaining shareholders listed on page 73 of the Company's Form 20-F filed on May 27, 2011, Royce & Associates, LLC, which as of the date of the Registration Statement beneficially owned 2,363,346 shares, and Wellington Management Co. LLP, which as of the date of the Registration Statement beneficially owned 1,776,600 shares, neither directly or indirectly control or are controlled by or are under common control with the Company, and are therefore not affiliates of the Company as defined in Rule 405.  In addition, Eurobulk Marine Holdings, Inc., which as of the date of the Registration Statement beneficially owned 416,668 shares, is not an affiliate of the Company as defined in Rule 405 for the same reason.

However, as of the date of the filing of the Amended Registration Statement, the Company no longer meets the public float test.  It has therefore inserted on the cover page of the prospectus that is included in the Amended Registration Statement the language required by General Instruction I.B.5 of Form F-3.  The Company acknowledges that offerings of securities under the Amended Registration Statement by the Company will be subject to the restrictions set forth in General Instruction I.B.5 until such time as the Company meets the public float test.

U.S. Securities and Exchange Commission
November 15, 2011

With respect to securities registered under the Registration Statement, as amended, and to be offered by the selling shareholders named therein, the Company respectfully advises the Staff that such transaction may be registered on Form F-3 pursuant to General Instruction I.B.3 of Form F-3.

2.	Please revise to name Friends Investment Company Inc. and Eurobulk Marine Holdings, Inc. as underwriters or provide detailed legal analyses for each explaining why this is not necessary.

The Amended Registration Statement has been revised on p. 15 to include disclosure that the selling shareholders may be deemed to be underwriters in connection with the sale of their shares.

3.	Please revise to discuss your net losses in each of your last two completed fiscal years.

The Amended Registration Statement has been revised on p. 2 to include discussion of our net losses in each of our last two completed fiscal years.

4.	Please explain to us what plans you have for issuing purchase contracts for commodities. In your response, please describe to us the commodities involved.

The Company respectfully advises the Staff that it has determined that it will not offer any purchase contracts for commodities, and the Amended Registration Statement has been revised on p. 37 to delete any reference to commodities.

5.
Please revise the signature page for each co-registrant so that the second half of each page is signed by persons with the indicated capacity of principal executive officer, principal financial officer, and either principal accounting officer or controller.

The signatures page for each co-registrant has been revised to indicate who the principal executive officer and principal financial officer of each co-registrant are.  The Company respectfully advises the Staff that, given the nature and limited operation of each of the co-registrants, none of the co-registrants has a principal accounting officer or controller.

6.
If you are registering the offer or sale of purchase contract, please file a revised legality opinion opining that the contacts will be binding obligations on the registrant or please explain to us why this is not necessary.

A revised legality opinion has been filed as an exhibit to the Amended Registration Statement.

U.S. Securities and Exchange Commission
November 15, 2011

The Company thanks the Staff for its close attention to the Amended Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Lawrence Rutkowski (212) 574-1206 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Anthony Tu-Sekine Anthony Tu-Sekine